SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                    FORM 11-K

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                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                            ------------------------


                       HORIZON OFFSHORE, INC. 401(K) PLAN

                            ------------------------



                             HORIZON OFFSHORE, INC.
                       2500 CITYWEST BOULEVARD, SUITE 2200
                              HOUSTON, TEXAS 77042

HORIZON OFFSHORE, INC. 401(K) PLAN

Financial Statements
As of December 31, 1999
Together With Auditors' Report

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Plan Administrator of
Horizon Offshore, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits for Horizon Offshore, Inc. 401(k) Plan (the Plan), as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 1999 and 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for the Plan benefits for the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for Plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999, and nonexempt transactions for the year ended December 31, 1999 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Houston, Texas
June 14, 2000

                       HORIZON OFFSHORE, INC. 401(K) PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998

                                                       1999              1998
                                                    -----------      -----------
ASSETS:

INVESTMENTS, at fair value ....................     $ 2,254,931      $ 1,141,701


EMPLOYER CONTRIBUTIONS RECEIVABLE .............             802             --

EXCESS CONTRIBUTIONS PAYABLE ..................          (2,181)            --
DISTRIBUTIONS PAYABLE .........................         (15,378)            --
                                                    -----------      -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS ........     $ 2,238,174      $ 1,143,024
                                                    ===========      ===========

   The accompanying notes are an integral part of these financial statements.

                       HORIZON OFFSHORE, INC. 401(K) PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                           1999          1998
                                                        ----------    ----------

INVESTMENT INCOME:
  Net appreciation in fair value of investments ....    $  155,792    $   23,491
  Interest and dividends ...........................        54,576       108,586

CONTRIBUTIONS:
  Participants .....................................       729,781       387,930
  Rollovers ........................................       196,887       218,275
  Employer .........................................       239,011       123,292
                                                        ----------    ----------

                         Total additions ...........     1,376,047       861,574

EXCESS CONTRIBUTIONS PAYABLE .......................         2,181
DISTRIBUTIONS AND WITHDRAWALS ......................       273,958       160,021

ADMINISTRATIVE EXPENSES ............................         4,758            95
                                                        ----------    ----------

                          Net increase .............     1,095,150       701,458

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year ................................     1,143,024       441,566
                                                        ----------    ----------

  End of year ......................................    $2,238,174    $1,143,024
                                                        ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                       HORIZON OFFSHORE, INC. 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998

1. SUMMARY OF THE PLAN:

GENERAL

Horizon Offshore, Inc. 401(k) Plan (the Plan) is a defined contribution plan. The Plan is for the exclusive benefit of all employees of Horizon Offshore, Inc., and subsidiaries (the Company).

ELIGIBILITY AND CONTRIBUTIONS

All employees who were previously not covered by a benefit plan established pursuant to a certain collective bargaining agreement and who have been employed by the Company for six months and have attained the age of 18 are eligible to participate in the Plan.

Participant contributions cannot be less than 1 percent nor more than 15 percent of a participant's annual compensation up to the maximum deferrable amount allowed by the Internal Revenue Service (IRS) ($10,000 for 1999 and 1998).

The Company contributed a matching contribution (Employer Matching Contribution) in 1999 and 1998, equal to 50 percent and 20 percent of participant contributions, respectively, not to exceed 6 percent of participant compensation in any Plan year. The Company may also contribute additional amounts at its sole discretion. No discretionary amounts were contributed in 1999 and 1998.

Each participant's account is credited with the participant's contribution, the Employer Matching Contribution and the participant's share of the income and any appreciation or depreciation of the funds invested.

EXCESS CONTRIBUTIONS

Employee contributions include excess contributions which will be refunded to participants subsequent to year-end as the contributions were determined to be in excess of maximum contribution levels for certain participants. A liability for excess contributions payable in the amount of $2,181 and $- has been reflected in the statements of net assets available for plan benefits as of December 31, 1999 and 1998.

VESTED BENEFITS

Participants are immediately vested in their contributions plus actual earnings thereon. Participants become vested in the remainder of their accounts based on years of service with the Company in accordance with the following schedule:

                          YEARS OF       VESTED
                       VESTED SERVICE  PERCENTAGE
                       --------------  ----------
                        Less than 2         0%
                             2             20
                             3             40
                             4             60
                             5             80
                             6            100

The Plan provides for participants to be fully vested upon death, permanent disability or the employee's normal retirement date. The Plan also provides that forfeitures, if any, will reduce the amount of the Employer Matching Contribution or Plan expenses. At December 31, 1999 and 1998, $13,629 and $3,486, respectively, of unallocated forfeitures are available to reduce future Employer Matching Contributions or Plan expenses.

ADMINISTRATION

The general administration of the Plan is vested with a Plan administrator. The Plan administrator is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants, and direct disbursements of benefits in accordance with the provisions of the Plan.

TRUSTEE AND CUSTODIAN OF PLAN ASSETS

The board of directors of the Company entered into a contract, effective January 1, 1999, with Reliance Trust Company whereby Reliance Trust Company serves as trustee and asset custodian of the Plan. Benefit Services Corporation serves as recordkeeper of the Plan. Prior to January 1, 1999, Fidelity Management Trust Company served as the trustee, asset custodian and as recordkeeper of the Plan. Fidelity Management Trust Company liquidated the funds based on fair market value at the date of the liquidation and transferred the value of the liquidated funds via wire transfer to Reliance Trust Company. Participants were allowed to renew their investment elections based on available investment options. The trustee is authorized to receive contributions, manage, invest and reinvest the trust fund and authorize payments to such persons, as it deems appropriate in accordance with the Plan. The term "trust fund" refers to all assets of whatsoever kind or nature that at any time, or from time to time, may be acquired or held by the trustee under the trust forming a part of the Plan.

FUNDS

Each participant has the right upon enrollment to select fund(s) in which the balance in the participant account will be invested. During 1999, participants could direct their investment balances into various guaranteed investment contracts, pooled separate accounts offered by Metropolitan Life Insurance Company and the Company's common stock. During 1998, participants could direct their investment balances among six mutual funds and a common trust fund.

LOANS

As of January 1, 1999, participants were not allowed to borrow from the Plan. In 1998, the Plan had $1,323 in outstanding participants' loans.

FEDERAL INCOME TAXES

The Plan received a determination letter from the Internal Revenue Service dated November 18, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code) and, therefore, the related trust is exempt from taxation. However, the Plan has been amended subsequent to the issuance of the determination. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

BENEFITS

Upon death, permanent disability or retirement, each participant may elect to receive either a lump-sum amount equal to the value of his or her account, net of any outstanding loans, or annuity payments over a period elected by the participant. Terminated employees are not required to withdraw amounts from their Plan accounts if such accounts are greater than $5,000.

2. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES:

BASIS OF ACCOUNTING AND
INVESTMENT VALUATION


The financial statements of the Plan are presented on the accrual basis of accounting. Investment securities are recorded at cost when purchased but are adjusted to market value at the end of each month for financial reporting purposes.

Guaranteed investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 5.0 percent in 1999. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than 3 percent and was 5.0 percent at December 31, 1999. The Plan did not have a guaranteed investment contract as an investment option in 1998.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investments in guaranteed investment contracts, pooled separate accounts and the Company's common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

EXPENSES

All administrative expenses, including legal, trustee and accounting fees, have been paid by forfeitures. Forfeitures are the portion of an employer's contribution that may be lost when the participant separates from service before becoming 100% vested. Only the non-vested portions of employer contributions are subject to forfeiture.

TERMINATION OF THE PLAN

The Plan is intended as a long-range permanent program; however, the Company reserves the right to change, suspend or discontinue the Plan at any time. In the event the Plan is discontinued, the participants will become 100 percent vested in their account value at the time of such discontinuance.

ADOPTION OF STATEMENT OF POSITION 99-3

The Accounting Standards Executive Committee issued Statement of Position (SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participate-directed investment programs. During 1999, the Plan adopted SOP 99-3 and, as such, the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

3. INVESTMENTS:

The carrying values of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 1999, are as follows:

Fair value as determined by the trustee based on market value-
   Metropolitan Insurance Company, guaranteed investment contract, 5.0%      $216,691
   MetLife/UAM Medium-Term (Balanced Lifestyle Option)                        142,243
   MetLife/UAM Long-Term (Aggressive Lifestyle Option)                        139,439
   Janus Balanced                                                             399,045
   Metlife Stock Market Index Guaranteed                                      295,206
   Dreyfus Founders Growth                                                    155,977
   American Century:  20th Century Ultra                                      391,174
   Janus Worldwide                                                            180,046
   Horizon Offshore, Inc. Common Stock                                        289,201

The carrying values of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 1998, are as follows:

Fair value as determined by quoted market value-
  Fidelity Emerging Growth Fund                                               307,050
  Fidelity Managed Income Portfolio                                           195,568
  Fidelity Dividend Growth Fund                                               191,159
  Fidelity Asset Manager Fund                                                 186,637
  Fidelity Low-priced Stock Fund                                              130,680
  Fidelity Government Securities Fund                                          86,603

During the year ended December 31, 1999, the Plan's investments appreciated in fair value by $155,792, as follows:

  Pooled Separate Accounts                                                   $234,431
  Metropolitan Insurance Company, guaranteed investment contract, 5.0%          7,095
  Horizon Offshore, Inc. Common Stock                                         (85,734)
                                                                             --------
                                                                             $155,792
                                                                             ========

4. NONEXEMPT TRANSACTIONS:

For the year ended December 31, 1999, the Company's failed to remit participant contributions for the months of January and February 1999 to the Plan within the time frame specified by Department of Labor's Rules and Regulations for Reporting and Disclosure CFR 2510. 3-102. As such, these transactions represented nonexempt transactions between the Company and the Plan as identified in Schedule II. The deemed loans were paid to the Plan on March 18, 1999, and April 4, 1999.

5. SUBSEQUENT EVENTS:

As of January 1, 2000, the Company is no longer funding employer matching contributions with cash. The Company is now issuing its own common stock as payment of its employer matching contribution.

                                                                      SCHEDULE I

                       HORIZON OFFSHORE, INC. 401(K) PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999

                                                                             CURRENT
          IDENTITY OF ISSUE AND DESCRIPTION OF INVESTMENT             COST    VALUE
          -----------------------------------------------             ----  ---------
METROPOLITAN LIFE INSURANCE COMPANY:
   guaranteed investment contract, 5.0%                                (a)  $  216,691
                                                                            ----------
                Total guaranteed investment contract                           216,691
                                                                            ----------
   Pooled Separate Accounts
      MetLife/UAM Extended Short-Term (Conservative Lifestyle
        Option)                                                        (a)      45,909
      MetLife/UAM Medium-Term (Balanced Lifestyle Option)              (a)     142,243
      MetLife/UAM Long-Term (Aggressive Lifestyle Option)              (a)     139,439
      Janus Balanced                                                   (a)     399,045
      Metlife Stock Market Index Guaranteed                            (a)     295,206
      Dreyfus Founders Growth                                          (a)     155,977
      American Century:  20th Century Ultra                            (a)     391,174
      Janus Worldwide                                                  (a)     180,046
                                                                            ----------
                Total pooled separate accounts                               1,749,039
                                                                            -----------
HORIZON OFFSHORE, Inc.*; common stock, $1 par, 38,526 shares           (a)     289,201
                                                                            ----------
             Total assets held for investment purposes                      $2,254,931
                                                                            ==========

*Indicated party in interest.
(a) Cost omitted for participant directed investments

                                                                     SCHEDULE II

                       HORIZON OFFSHORE, INC. 401(K) PLAN

                       SCHEDULE OF NONEXEMPT TRANSACTIONS

                   FOR THE YEAR ENDED AS OF DECEMBER 31, 1999

                      RELATIONSHIP TO PLAN,     DESCRIPTION OF TRANSACTIONS, INCLUDING                  INTEREST
    IDENTITY OF         EMPLOYER OR OTHER          MATURITY DATE, RATE OF INTEREST,          AMOUNT     INCURRED
   PARTY INVOLVED        PARTY IN INTEREST             COLLATERAL AND MATURITY               LOANED      ON LOAN
 -----------------   -----------------------  ----------------------------------------    -----------   --------
 Horizon
  Offshore, Inc.     Employer                 Lending of monies from the Plan to the
                                                employer (contributions not timely
                                                remitted to the Plan) as follows-
                                                  Deemed loan dated February 22, 1999,
                                                    maturity of March 18, 1999, with
                                                    interest at 8% per annum                   84,665     $ 489

                                                  Deemed loan dated March 22, 1999,
                                                    maturity of April 6, 1999, with
                                                    interest at 8% per annum              $   100,753        313
                                                                                                          ------
                                                                                                          $  802*
                                                                                                          ======

*Interest of $802 was remitted to the Plan by the employer subsequent to year-end.